InnerWorkings, Inc.

600 West Chicago Avenue, Suite 850

Chicago, Illinois 60654

November 27, 2012

BY EDGAR

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	InnerWorkings, Inc.

Registration Statement on Form S-3

Filed October 10, 2012

File No. 333-184362

Dear Mr. Dobbie:

Set forth below is the response of InnerWorkings, Inc. (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated October 26, 2012, relating to the Company’s Form S-3 Registration Statement filed with the Commission on October 10, 2012. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type herein.

Comment No. 1

We note that you have outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2011 and subsequent periodic reports. Please note that all comments on your Form 10-K and subsequent periodic reports will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form S-3.

Response:

The Company advises the Staff that, on November 19, 2012, the Company responded to all outstanding comments related to its Form 10-K for the fiscal year ended December 31, 2011 and subsequent period reports. On November 20, 2012, the Company received written confirmation from the Staff that all comments are fully resolved.

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Mr. Justin Dobbie

November 27, 2012

If you have any questions regarding this letter, please call me at (312) 784-2637.

Respectfully submitted,

/s/ Ron Provenzano
Ron Provenzano
General Counsel
InnerWorkings, Inc.

cc:	Eric D. Belcher

Joseph M. Busky

Matthew F. Bergmann